Exhibit 20

[FORTUNE BRANDS LOGO]                                               NEWS RELEASE
                                                                    NEWS RELEASE
Fortune Brands, Inc.,  1700 East Putnam Avenue,  Old Greenwich, CT  06870
                                                                    NEWS RELEASE

Contact:
Media Relations:                    Investor Relations:
Clarkson Hine                       Anthony J. Diaz
(203) 698-5148                      (203) 698-5553


              FORTUNE BRANDS ANNOUNCES RECORD THIRD QUARTER RESULTS
           EPS Grows 16% Before Charges and Benefit of Lower Goodwill;
                     Company Expects Double-Digit EPS Growth
                     for Fourth Quarter, Full Year and 2000

Old Greenwich, CT, October 21, 1999 - Fortune Brands, Inc. (NYSE: FO), the consumer products company, today reported strong 1999 third quarter earnings growth propelled by record operating company contribution from the home, golf and spirits and wine businesses. Diluted EPS before charges reached 42 cents, up 31% from 32 cents a year ago. Excluding a five cent per share benefit from lower goodwill amortization, diluted EPS before charges grew 16%.

The continued strong performance of the company's best-selling brands - Moen faucets, Titleist golf equipment, Jim Beam bourbon and Aristokraft cabinets -- bolstered by successful new products, helped drive the gains. Shareholder value initiatives, including aggressive cost reductions and substantial share repurchases, contributed to the earnings growth.

Third quarter financial highlights include:

o  Sales +3% to $1.34 billion
o  Record operating company contribution, +6% to $194 million
o Income from operations before charges +26% to $72 million (+12% excluding the benefit of lower goodwill amortization)
o Diluted EPS before charges +31% to 42 cents (+16% excluding a 5 cent per share benefit from lower goodwill amortization)
o 1999 share repurchases through October 20th total 9.6 million shares, 6% of shares outstanding
o  Dividend increased 5% to indicated annual rate of 92 cents

In the quarter, the company recorded restructuring and nonrecurring charges of $37.5 million, primarily associated with the relocation to lower cost manufacturing facilities for certain home products, the consolidation of golf club facilities and the downsizing and relocation of the corporate office to lower cost facilities. Including these charges, reported net earnings were $48 million, or 28 cents per share.

FORTUNE BRANDS ANNOUNCES RECORD THIRD QUARTER RESULTS
Page 2

"Once again, our brand leadership, innovation and commitment to shareholder value helped generate excellent results, driving the company to its 10th straight solid growth quarter since we began trading as Fortune Brands," said Chairman and Chief Executive Officer Tom Hays. "With extraordinary performance from Moen faucets and Aristokraft and Schrock kitchen and bath cabinets, our home products business continues to exceed expectations. Our acquisition this week of NHB cabinets will further strengthen this growing business," Hays added. "Sales of Jim Beam bourbon continue to grow, and our Maxxium international spirits and wine distribution joint venture, now in its third month, is already increasing volumes. With a host of successful new products, Titleist is leading our golf business to another record contribution year."

"Ongoing structural changes are creating dramatic cost reductions company-wide, which are promoting efficiency and greater shareholder value," said President and Chief Operating Officer Norm Wesley. "Projects initiated already this year are expected to generate cost savings in excess of $50 million per year. While the majority of these savings will flow to the bottom line, we'll also reinvest a significant amount to further build our brands," added Wesley, who will become Chairman and Chief Executive Officer at year end. "Looking ahead, our outlook is excellent. In the fourth quarter and for the full year, we anticipate delivering double-digit EPS growth before charges and the benefit of lower goodwill amortization, and we expect 2000 to be an excellent year with solid double-digit EPS growth."

Operational highlights for the third quarter include:

o Sales and contribution for home products surged to records, boosted by record demand for Moen faucets and Aristokraft and Schrock kitchen and bath cabinets. Strong sales to home centers, innovative new products and ongoing productivity improvements boosted results for the cabinet brands and for Moen, the company's top-selling brand and the #1 faucet brand in North America.

o Continued strong performance for Titleist golf balls and clubs, including successful new products, helped drive the golf business to records in sales and contribution. The company's brands maintained commanding share in a growing golf ball market, despite new entrants into the category. Market share for FootJoy, the #1 shoe in golf, reached record levels.

o The spirits and wine business achieved record operating company contribution, its 11th consecutive quarterly increase. The results were fueled by continued strong global demand for Jim Beam, the world's leading bourbon, and double-digit growth in shipments for the DeKuyper Pucker line of cordials and for super-premium spirits brands. Adjusting for the impact of sales through Maxxium, which are net of distribution expense and excise taxes, total spirits and wine sales increased 5%.

o Softness in the U.S. and U.K. markets for traditional office supplies and transitional costs related to major cost saving initiatives adversely affected third quarter performance for office products. Notwithstanding pricing pressures, particularly in

FORTUNE BRANDS ANNOUNCES RECORD THIRD QUARTER RESULTS
Page 3

     the U.K., unit sales in most categories are higher. The company believes its office products business will return to solid contribution growth in 2000, even though it now expects that fourth quarter contribution will be down from a year ago. With the ongoing transition to low cost manufacturing and continued emphasis on faster growing product categories and new product development, the company is aggressively positioning the office products business for long-term growth.

                                      * * *

Fortune Brands, Inc. is a consumer products company with headquarters in Old Greenwich, Connecticut. Its operating companies have premier brands and leading market positions in home and office products, golf equipment and spirits and wine. Home brands include Moen faucets, Master locks and Aristokraft and Schrock cabinets sold by units of MasterBrand Industries. Office brands include Day-Timer, Swingline and Wilson Jones sold by units of ACCO World Corporation. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Major spirits and wine brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek bourbons, DeKuyper cordials, Whyte & Mackay Scotch and Geyser Peak and Canyon Road wines.

                                      * * *

This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these forward-looking statements speak only as of the date hereof. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, trade consolidations, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, changes in golf equipment regulatory standards, the impact of weather, particularly on the home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, delays in the integration of recent acquisitions, the timely resolution of the Year 2000 issue, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

                                      # # #

                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                                                                Three Months Ended September 30,
                                                                            1999               1998          % Change
Net Sales                                                                $1,339.3           $1,300.3            3.0

    Cost of goods sold                                                      698.1              681.0            2.5

    Excise taxes on spirits
      and wine                                                               94.0              107.5         (12.6)

    Advertising, selling, general
      and administrative expenses                                           370.4              346.3            7.0

    Amortization of intangibles                                              19.2               27.3         (29.7)

    Write-down of goodwill                                                      -                  -              -

    Restructuring and other
         nonrecurring charges                                                37.5                  -              -

    Interest expense                                                         26.2               26.2              -

    Other (income) expense, net                                               2.6                2.6              -

Income (Loss) Before Taxes                                                   91.3              109.4         (16.5)

    Income taxes                                                             43.1               52.6         (18.1)

Income (Loss) Before
      Extraordinary Items                                                    48.2               56.8         (15.1)

Extraordinary  items *                                                          -                  -              -

Net Income (Loss)                                                            48.2              $56.8         (15.1)


Earnings Per Common Share

 Basic

  Income from operations                                                    $0.43              $0.33           30.3

  Write-down of goodwill                                                        -                  -              -

  Restructuring and other
      nonrecurring charges                                                 (0.14)                  -              -

  Income (loss) before
      extraordinary items                                                    0.29               0.33         (12.1)

  Extraordinary items *                                                         -                  -              -

        Net income (loss)                                                   $0.29              $0.33         (12.1)

 Diluted

  Income from operations                                                    $0.42              $0.32           31.3

  Write-down of goodwill                                                        -                  -              -

  Restructuring and other
      nonrecurring charges                                                 (0.14)                  -              -

  Income (loss) before
      extraordinary items                                                    0.28               0.32         (12.5)

  Extraordinary items *                                                         -                  -              -

        Net income (loss)                                                   $0.28              $0.32         (12.5)


Avg. Common Shares Outstanding
    Basic                                                                   165.9              172.3          (3.7)
    Diluted                                                                 169.4              175.9          (3.7)

* Extraordinary items amounts represent charges for the early extinguishment of debt.

                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                                                                Nine Months Ended September 30,
                                                                            1999               1998         % Change
Net Sales                                                                $4,052.3           $3,830.0            5.8

    Cost of goods sold                                                    2,106.0            1,967.7            7.0

    Excise taxes on spirits
      and wine                                                              297.3              307.0          (3.2)

    Advertising, selling, general
      and administrative expenses                                         1,117.2            1,047.6            6.6

    Amortization of intangibles                                              65.7               80.5         (18.4)

    Write-down of goodwill                                                1,126.0                  -              -

    Restructuring and other
         nonrecurring charges                                               146.3                  -              -

    Interest expense                                                         77.4               76.6            1.0

    Other (income) expense, net                                               2.6                3.7         (29.7)

Income (Loss) Before Taxes                                                (886.2)              346.9              -

    Income taxes                                                            105.6              149.2         (29.2)

Income (Loss) Before
      Extraordinary Items                                                 (991.8)              197.7              -

Extraordinary  items *                                                          -             (30.5)              -

Net Income (Loss)                                                         (991.8)             $167.2              -

Earnings Per Common Share

 Basic

  Income from operations                                                    $1.35              $1.14           18.4

  Write-down of goodwill                                                   (6.71)                  -              -

  Restructuring and other
      nonrecurring charges                                                 (0.56)                  -              -

  Income (loss) before
      extraordinary items                                                  (5.92)               1.14              -

  Extraordinary items *                                                         -             (0.18)              -

        Net income (loss)                                                 ($5.92)              $0.96              -

 Diluted

  Income from operations                                                    $1.35              $1.12           20.5

  Write-down of goodwill                                                   (6.71)                  -              -

  Restructuring and other
      nonrecurring charges                                                 (0.56)                  -              -

  Income (loss) before
      extraordinary items                                                  (5.92)               1.12              -

  Extraordinary items *                                                         -             (0.18)              -

        Net income (loss)                                                 ($5.92)              $0.94              -


Avg. Common Shares Outstanding
    Basic                                                                   167.6              172.5          (2.8)
    Diluted                                                                 167.6              176.8          (5.2)

Actual Common Shares Outstanding
    Basic                                                                   164.9              171.4          (3.8)
    Diluted                                                                 167.5              174.3          (3.9)

* Extraordinary items amounts represent charges for the early extinguishment of debt.

                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)
                                   (Unaudited)


                                                             Three Months Ended
                                                                September 30,
                                             ----------------------------------------------------
                                                  1999              1998           % Change
                                                  ----              ----           --------
SEGMENT DATA

NET SALES

Home Products                                  $  474.9          $  433.8              9.5
Office Products                                   338.9             346.3             (2.1)
Golf Products                                     222.0             214.7              3.4
Spirits and Wine**                                303.5             305.5             (0.7)
    Total**                                    $1,339.3          $1,300.3              3.0


OPERATING COMPANY CONTRIBUTION*

Home Products                                    $ 71.3            $ 61.1             16.7
Office Products                                    25.1              30.1            (16.6)
Golf Products                                      28.9              27.1              6.6
Spirits and Wine                                   69.1              65.2              6.0
    Total                                        $194.4            $183.5              5.9


                                                                  Nine Months Ended
                                                                    September 30,
                                             ----------------------------------------------------
                                                   1999              1998           % Change
                                                   ----              ----           --------
SEGMENT DATA

NET SALES

Home Products                                  $1,379.9          $1,143.3             20.7
Office Products                                   963.2             986.5             (2.4)
Golf Products                                     801.6             820.1             (2.3)
Spirits and Wine**                                907.6             880.1              3.1
    Total**                                    $4,052.3          $3,830.0              5.8


OPERATING COMPANY CONTRIBUTION*

Home Products                                    $210.9            $172.2             22.5
Office Products                                    47.0              79.0            (40.5)
Golf Products                                     139.5             137.6              1.4
Spirits and Wine**                                186.7             172.0              8.5
    Total**                                      $584.1            $560.8              4.2

* Operating company contribution (OCC) is net sales less all costs and expenses other than restructuring and other nonrecurring charges, write-down of goodwill, amortization of intangibles, corporate administrative expense, interest expense, other (income) expense, net and income taxes.

** With the transfer of certain distribution to the Maxxium joint venture, product is now sold to the venture net of distribution costs and excise taxes. On a comparable basis to prior periods, net sales would be $17.3 million higher. The adjusted sales percentage improvement for Spirits and Wine would be an increase to 5.0% in the third quarter and 5.1% for the nine months. For the consolidated Company, comparable third quarter net sales would have increased to 4.3% and 6.3% for the nine months.


INCOME FROM OPERATIONS BEFORE CHARGES

The following sets forth income from operations before charges, which represents income (loss) before extraordinary items, adjusted to exclude the $1,126.0 million goodwill write-down taken in April 1999 and the $37.5 million ($23.4 million after tax) and the $146.3 million ($93.3 million after tax) restructuring and other nonrecurring charges taken in the three-month and nine-month periods ended September 30, 1999, respectively.

As a result of the charges, the Company reported a net loss for the nine-month period ended September 30, 1999. Because of this, the calculation of reported earnings per share on a diluted basis excludes the impact of the convertible preferred stock and stock options. For comparative purposes, however, the impact of convertible preferred stock and stock options should be considered. The below chart shows the result of including the dilutive instruments.



                                                                 Three Months Ended
                                                                    September 30,
                                             ----------------------------------------------------
                                                   1999              1998           % Change
                                                   ----              ----           --------
Income from Operations
 Before Charges                                   $71.6             $56.8             26.1
Earnings Per
 Common Share
    Basic                                          $0.43             $0.33            30.3
    Diluted                                         0.42              0.32            31.3


                                                                  Nine Months Ended
                                                                    September 30,
                                             ---------------------------------------------------
                                                   1999              1998           % Change
                                                   ----              ----           --------
Income from Operations
 Before Charges                                  $227.5            $197.7             15.1
Earnings Per
 Common Share
    Basic                                          $1.35             $1.14            18.4
    Diluted                                         1.33              1.12            18.8


CHANGE IN ACCOUNTING FOR GOODWILL AND
UNIDENTIFIABLE INTANGIBLES


Effective April 1, 1999, the Company elected to change its method for assessing recoverability and impairment of goodwill and unidentifiable intangibles from one based on undiscounted cash flows to one based on discounted cash flows. The Company determined that using a discounted cash flow methodology is a preferable policy.

As a result of this change, the Company recorded a non-cash write-down of goodwill and unidentifiable intangibles of $1,126.0 million ($6.71 per share basic and diluted for the nine-month period ended September 30, 1999). The estimated annualized effect, as a result of this change, will be a $32 million reduction of goodwill amortization, or $0.20 and $0.19 per share basic and diluted, respectively.

The write-down represents the amounts required to write-down the carrying values of the goodwill and unidentifiable intangibles in certain of the Company's business segments as follows: Spirits and Wine - $502.7 million, Golf Products - $517.7 million and Office Products - $105.6 million.


RESTRUCTURING AND OTHER NONRECURRING CHARGES

In connection with the Company's previously announced restructuring program, during the three and nine months ended September 30, 1999, the Company recorded pre-tax restructuring and nonrecurring charges of $37.5 million and $146.3 million, respectively. The charges by segment, as shown below, principally relate to the downsizing and relocation of the Corporate office, product discontinuations and manufacturing consolidations in the golf segment, rationalization of operations in the home segment and other workforce reduction initiatives across these segments.


                                                                 Three Months Ended
                                                                 September 30, 1999
                                                       (In millions, except per share amounts)

                                                                         Nonrecurring
                                                                   -------------------------
                                                                    Cost of
                                                                    Sales             SG&A
                                           Restructuring            Charges          Charges          Total
                                           -------------            --------         -------          -----
Home Products                                    $ 21.5              $ 1.3              $0.7           $23.5
Office Products                                     0.2                  -               0.6             0.8
Golf Products                                       5.1                0.5                 -             5.6
Corporate Office                                      -                  -               7.6             7.6
                                                 ------             ------            ------           ------
    Total                                         $26.8              $ 1.8              $8.9            37.5

Income Tax Benefit                                                                                      14.1
Net Charge                                                                                             $23.4
Charge Per Common Share
    Basic                                                                                              $0.14
    Diluted                                                                                            $0.14


                                                                  Nine Months Ended
                                                                 September 30, 1999
                                                      (In millions, except per share amounts)

                                                                         Nonrecurring
                                                                   ------------------------
                                                                    Cost of
                                                                    Sales             SG&A
                                           Restructuring            Charges          Charges          Total
                                           -------------            -------          -------          -----
Home Products                                    $ 23.6              $ 1.3             $ 0.7           $25.6
Office Products                                     5.3                  -               0.6             5.9
Golf Products                                      11.4               23.9               5.5            40.8
Corporate Office                                   66.4                  -               7.6            74.0
                                                 ------             ------            ------          ------
    Total                                        $106.7              $25.2             $14.4           146.3


Income Tax Benefit                                                                                      53.0
Net Charge                                                                                             $93.3
Charge Per Common Share
    Basic                                                                                              $0.56
    Diluted                                                                                            $0.56

                              FORTUNE BRANDS, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (In millions)

                                                                                      September 30,              December 31,
                                                                                           1999                      1998
                                                                                      -------------              ------------
                                                                                       (Unaudited)
Assets

   Current assets
      Cash and cash equivalents                                                             $69.3                     $40.3
      Accounts receivable, net                                                              910.7                     919.9
      Inventories                                                                         1,029.1                   1,087.6
      Other current assets                                                                  266.8                     217.5
                                                                                        ---------                 ---------
         Total current assets                                                             2,275.9                   2,265.3

   Property, plant and equipment, net                                                     1,107.2                   1,119.9
   Intangibles resulting from
     business acquisitions, net                                                           2,536.9                   3,761.3
   Other assets                                                                             277.1                     213.2
                                                                                        ---------                 ---------
         Total assets                                                                    $6,197.1                  $7,359.7
                                                                                        =========                 =========
Liabilities and Stockholders' Equity

   Current liabilities
      Short-term debt                                                                      $709.7                    $321.4
      Current portion of long-term debt                                                       1.5                     183.3
      Other current liabilities                                                           1,359.7                   1,339.9
                                                                                        ---------                 ---------
         Total current liabilities                                                        2,070.9                   1,844.6

   Long-term debt                                                                           969.7                     981.7
   Other long-term liabilities                                                              472.7                     435.9
                                                                                        ---------                 ---------
         Total liabilities                                                                3,513.3                   3,262.2

   Stockholders' equity                                                                   2,683.8                   4,097.5
                                                                                        ---------                 ---------
         Total liabilities and
           stockholders' equity                                                          $6,197.1                  $7,359.7
                                                                                        =========                 =========